UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dada Nexus Limited

(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

G26157 100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Philip Jiaqi Kuai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 72,999,169 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 72,999,169 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,999,169 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.9%. See Item 4.
12	Type of Reporting Person IN

1	Names of Reporting Persons Pleasant Lake Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 65,465,585 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 65,465,585 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 65,465,585 ordinary shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.1%. See Item 4.
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer:

Dada Nexus Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China

Item 2(a).	Name of Person Filing:

Philip Jiaqi Kuai

Pleasant Lake Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Philip Jiaqi Kuai
22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China

Pleasant Lake Limited
Start Chambers, Wickham’s Cay II

P.O. Box 2221, Road Town, Tortola

British Virgin Islands

Item 2(c).	Citizenship:

Philip Jiaqi Kuai — People’s Republic of China

Pleasant Lake Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value of $0.0001 per share

Item 2(e).	CUSIP No.:

G26157 100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by each of the reporting persons is provided as of December 31, 2021:

	Amount beneficially owned		Percent of class(1)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Philip Jiaqi Kuai	72,999,169	(2)	7.9%	72,999,169	(2)	0	72,999,169	(2)	0
Pleasant Lake Limited	65,465,585	(3)	7.1%	65,465,585	(3)	0	65,465,585	(3)	0

(1)	The percentage of the class of securities beneficially owned by each reporting person is based on 927,776,552 outstanding ordinary shares as of December 31, 2021 (excluding 44,366,125 ordinary shares comprising of (i) ordinary shares issued to trust and reserved for future exercise of certain granted share options under the Amended and Restated 2015 Equity Incentive Plan (“2015 Plan”) of the Issuer, (ii) ordinary shares issued to the depositary of the Issuer for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under the 2015 Plan, and (iii) ordinary shares in the form of ADSs held in treasury).

(2)	Includes (i) 5,533,584 ordinary shares that Mr. Philip Jiaqi Kuai has the right to acquire within 60 days, (ii) 65,465,585 ordinary shares directly held by Pleasant Lake Limited, and (iii) 500,000 ADSs held by Mr. Philip Jiaqi Kuai. Pleasant Lake Limited is a British Virgin Islands company wholly owned by Mr. Philip Jiaqi Kuai. Mr. Philip Jiaqi Kuai is the sole director of Pleasant Lake Limited. The registered address of Pleasant Lake Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	Includes 65,465,585 ordinary shares directly held by Pleasant Lake Limited.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 —	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 5, 2021 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2022

Philip Jiaqi Kuai

/s/ Philip Jiaqi Kuai

Pleasant Lake Limited

By:	/s/ Philip Jiaqi Kuai
Name:	Philip Jiaqi Kuai
Title:	Director

[Signature Page to Schedule 13G/A]